[Letterhead of Expedia Group, Inc.]

June 24, 2019

Via EDGAR and Email

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Susan Block, Esq.
Nolan McWilliams, Esq.
Office of Transportation and Leisure

Re:	Expedia Group, Inc.
Registration Statement on Form S-4
Filed May 1, 2019
File No. 333-231164

Dear Ms. Block and Mr. McWilliams:

Reference is made to the Registration Statement on Form S-4 (File No. 333-231164) (the “Registration Statement”) filed by Expedia Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 1, 2019, as amended on June 5, 2019 and June 21, 2019.

The Company hereby requests that the Registration Statement be made effective at 2:00 p.m. Eastern Time on June 26, 2019, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact the undersigned at (425) 679-3644, or Andrew J. Nussbaum at (212) 403-1269 or Edward J. Lee at (212) 403-1155.

Very truly yours,

/s/ Robert J. Dzielak
Robert J. Dzielak
Chief Legal Officer and Secretary,
Expedia Group, Inc.

Cc:	Matthew Cullen, Expedia Group, Inc.
Richard N. Baer, Liberty Expedia Holdings, Inc.
Renee L. Wilm, Baker Botts L.L.P.
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Edward J. Lee, Wachtell, Lipton, Rosen & Katz